EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30, 2011	Years Ended December 31,
		2010	2009	2008	2007	2006
(dollars in millions)
Earnings from continuing operations before taxes	$186.7	$717.7	$671.5	$552.7	$579.4	$396.8
Add (Deduct):
Fixed charges	21.0	18.4	17.5	17.4	16.6	21.8
Undistributed earnings of equity investments	(0.9)	(3.6)	(2.3)	(1.9)	(0.7)	(0.2)

Earnings available for fixed charges	$206.8	$732.5	$686.7	$568.2	$595.3	$418.4

Fixed charges:
Interest, including amounts capitalized(1)	$18.1	$12.7	$11.8	$12.1	$11.9	$16.9
Proportion of rent expense deemed to represent interest factor	2.9	5.7	5.7	5.3	4.7	4.9

Fixed charges	$21.0	$18.4	$17.5	$17.4	$16.6	$21.8

Ratio of earnings to fixed charges	9.85	39.81	39.24	32.66	35.86	19.19

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.